Exhibit 99.1

SinoTech Responds to Allegations Made by Alfredlittle.com

BEIJING, Aug. 17, 2011 (GLOBE NEWSWIRE) — SinoTech Energy Limited (Nasdaq:CTE) (“SinoTech” or the “Company”), a fast-growing provider of enhanced oil recovery (“EOR”) services in China, today responded to allegations made in a report posted on alfredlittle.com.

The board of directors of SinoTech wishes to state clearly that it is not aware of inaccuracy with respect to material facts or material omission contained in its previous public reports and filings with the United States Securities and Exchange Commission. The Company further believes alfredlittle.com’s report to be inaccurate and defamatory. As indicated in its report, alfredlittle.com has taken a short position in the American depositary shares representing Company’s ordinary shares and therefore stands to realize significant gains in the event that the Company’s share price declines. Alfredlittle.com explicitly states in its report on the Company that it makes no representation as to the accuracy, timeliness or completeness of any information contained in the report. The Company was not contacted by alfredlittle.com in advance of the publication of this report, but did supply a company conducting research on Sinotech, International Financial Research and Analysis Group (IFRA), with clear and extensive evidence refuting the allegations contained in the report.

Sinotech’s board of directors has decided to appoint an independent special committee to fully investigate these allegations. The independent committee intends to engage an independent auditor and independent legal counsel to conduct an investigation into these allegations. The findings of the independent special committee’s investigation will be disclosed to the investing public as soon as such investigation is completed.

In addition to the responses presented in this announcement, the Company reserves the right to take whatever actions necessary in response to any further efforts to defame the Company and victimize SinoTech’s shareholders.

Mr. Guoqiang Xin, chief executive officer of SinoTech commented: “We are outraged by this blatantly self-interested, mercenary attempt to profiteer at the expense of SinoTech and its shareholders. The alfredlittle.com report is riven with inaccuracies, fabrications and unsubstantiated allegations, and its conclusions are utterly without foundation. SinoTech has always been committed to upholding the best interests of our shareholders and we have therefore sought to make public as much information as possible as quickly as possible in order to make clear the fundamental mistruth of these allegations. We stand by the integrity of our company, our operations and our financial statements and are committed to protecting the welfare of our shareholders to any extent necessary.”

Company has established physical and online data rooms

The presentations contained in this announcement in refuting the allegations made by alfredlittle.com are supported by the evidence gathered by the Company. Sinotech has made all material evidence referred to in this announcement available for investors to examine in a data room at the Company’s headquarters in Beijing. Contact details can be found on the Company’s investor relations website at http://ir.sinotechenergy.com/. Additionally, digital copies of photographs, bank statements, and other data that are not of a sensitive, confidential or competitive nature will be made available in a digital data room. For access to the digital data room, please email Rebecca.guo@sinotechenergy.com.

Company to Hold Conference Call

The Company has scheduled a conference call to address these allegations at 8:30 AM Eastern Time (ET) (8:30 PM Beijing/Hong Kong time) on August 17, 2011.

The dial-in details for the live conference call are as follows:

•                  International dial-in number:                    +1-617-614-3672

•                  U.S. dial-in number:                                  +1-800-260-8140

Participant Passcode:                              98928241

A replay of the conference call will also be available until August 24, 2011 by dialing:

•                  International dial-in number:                   +1-617-801-6888

Passcode:                                            84893536

In addition, a live and archived webcast of the conference call will be available on Sinotech’s website at http://ir.sinotechenergy.com/events.cfm.

SinoTech’s Detailed Responses to Alfredlittle.com’s Allegations

Bank Statements

Alfredlittle.com alleges that SinoTech is misrepresenting its cash position. To refute this, SinoTech has summarized its bank statements below and has made available physical bank statements in its data room in Beijing. The Company currently has the equivalent of US$54.9 million in bank accounts in China and US$38.3 million in bank accounts overseas.

	Tianjin New Highland	Sinotech	International Petrolum Service	Total
	USD Equivalent	USD	USD	USD

Tianjin Bank Dagang Branch (RMB account)	206,406.50			206,406.50

Xingye Bank (USD account)	247.42			247.42

Agricultural Bank of China Youtian Brand (RMB account)	54,667,795.12			54,667,795.12

China Construction Bank Tianjin Dagang Branch (RMB account)	111,418.74			111,418.74

Bohai Bank (RMB Account)	404.42			404.42

Citi Private Bank USD		3,960,305.09		3,960,305.09

UBS Investment Bank USD		5,000,000.00		5,000,000.00

HSBC Savings-HKD			782.45	782.45

HSBC Current-HKD			28.27	28.27

HSBC USD			29,355,814.53	29,355,814.53

	54,986,272.21	8,960,305.09	29,356,625.25	93,303,202.55

Cash	556.52			556.52

Exchange rate differences				(129,921.07)

Total	54,986,828.73	8,960,305.09	29,356,625.25	93,173,838.00

Authenticity of Dongying Luda, SinoTech’s import agent for LHD equipment

Alfredlittle.com alleges that the Company’s sole import agent for LHD equipment, Dongying Luda Petrochemical Equipment Co. Ltd, is a shell company.

SinoTech asserts that the site presented as the operating address of Dongying Luda is incorrect. Dongying Luda’s operating address is 11/F, Dongzhao Building, No, 747, Number One Road, North Dongying City.

The Company has gathered photos of the Dongying Luda operating address, photos of its equipment assembly facilities and photos of LHD equipment onsite at these facilities. Further, the Company has gathered contracts, equipment invoices, and bank transfer statements, detailing its transactions with Dongying Luda. These have been made available for investors to view at a data room in the Company’s headquarters in Beijing and the Company is willing to arrange an on-site visit to the Dongying Luda facility for interested investors.

The Company began purchasing LHD units through Dongying Luda in 2007, and inspected Dongying Luda’s import license at that time. As of July 31, 2011, SinoTech has signed four contracts with Dongying Luda relating to the importing and assembly of 20 LHD units with a total value of approximately RMB 1 billion. Sixteen of these units have already been delivered to SinoTech and put into operation. The purchase invoices and component lists relating to these units have been made available in the Company’s data room in Beijing.

While SinoTech received its own import license in March 2011, the Company has chosen to continue working with Dongying Luda on importing LHD units because of the latter’s superior experience and expertise in this field. At its facilities in Dongying, Shangdong Province, Dongying Luda has more than 20 engineers who, in addition to assisting with the assembly and testing of new LHD units, perform annual maintenance on the Company’s existing LHD fleet.

Authenticity of Tianjin Shanchuan, SinoTech’s supplier of MDF chemicals

Alfredlittle.com alleges that the Company’s sole provider of MDF chemicals, Tianjin Shanchuan Petroleum Chemicals Co. Ltd., is a shell company.

SinoTech asserts that the site referenced in the alfredlittle.com report is not the correct address of Tianjin Shanchuan. The Company has gathered photos of the correct operating address of Tianjin Shanchuan and photos of its MDF production facilities. Further, the Company has gathered contracts, invoices, and bank transfer statements, detailing its transactions with Tianjin Shanchuan.  The Company is also willing to arrange an on-site visit to the Tianjin Shanchuan facility for interested investors. In early 2010, during the due diligence process in advance of the Company’s IPO, a number of investors, lawyers, bankers and other professional teams visited Tianjin Shanchuan’s production base, and inspected reactors and other facilities.

Alfredlittle.com also alleges that Professor Manglai Gao, from whom SinoTech acquired a patent for the second generation of MDF technology in May 2010 is not affiliated with Tianjin Shanchuan, contrary to statements in the Company’s 20-F filing. The Company does not know the context of the conference call between Professor Gao and alfredlittle.com, however the Company is in possession of a letter between Professor Gao and Tianjin Shanchuan confirming their affiliation which will be made available for inspection.

Authenticity of SinoTech’s largest subcontracting customers

Alfredlittle.com alleges that the Company’s top five subcontracting customers of LHD equipment, Hebei Daofu Petroleum Prospecting Technology Development Co., Ltd, Panjin Hanyu Oil Technology Development Co., Ltd, Liaoning Ouya Dongdi Coalbed Gas Technology Development Co., Ltd, Shenyang Rising Methane Technology Service Co., Ltd, and Daqing Huajian Petroleum Technology Service Co., Ltd, are shell companies.

These five subcontracting customers are responsible for market education, business development, field work arrangements and payment collection for and payment transfer to SinoTech. This arrangement allows SinoTech to focus on expansion of its LHD fleet and enhancing the application of LHD technology.

SinoTech has long-term contracts with all five companies and settles payments on a project by project basis. The Company has maintained invoices and payment statements for all business activities with these subcontracting customers. The payment statements contain serial numbers of the oil wells and the total number of meters drilled by the equipment. Sinotech will facilitate onsite visits to the relevant oil wells upon request. As of today, the Company has maintained a history of accounts receivables concerning these subcontracting customers as highlighted below:

•                  Hebei Daofu: total gross revenue from October 2009 to June 2011 was RMB240 million, accounts receivable balance at the end of June 2011 was RMB55 million;

•                  Panjin Hanyu: total gross revenue from October 2007 to June 2011 was more than RMB300 million, accounts receivable balance at the end of June 2011 was RMB 59 million;

•                  Eurasia Gas: total gross revenue from October 2008 to June 2011 was more than RMB 100 million, accounts receivable balance at the end of June 2011 was nil;

•                  Shenyang Ruixing: total gross revenue from October 2010 to June 2011 was RMB 39 million, accounts receivable balance at the end of June 2011 was RMB 27 million;

•                  Daqing Huajian: total gross revenue from October 2009 to June 2011 is around RMB235 million, accounts receivable balance at the end of June 2011 is RMB51 million.

Accounts Receivable Balance as of June 30, 2011 (RMB)

	Company	A/R Balance	1-30 days	31-60 days	61-90 days
1	Panjin Hanyu	59,173,310.00	19,683,170.00	19,716,810.00	19,773,330.00
2	Shenyang Rising	27,121,500.00	8,883,000.00	8,991,000.00	9,247,500.00
3	Hebei Daofu	55,475,000.00	18,491,000.00	18,492,000.00	18,492,000.00
4	Ouya Dongdi	—
5	Daqing Huajian	50,600,000.00	16,650,000.00	16,900,000.00	17,050,000.00
Total		192,369,810.00	63,707,170.00	64,099,810.00	64,562,830.00

The photos of these companies shown in the report on alfredlittle.com do not show the companies’ actual facilities. Please refer to SinoTech’s online and physical data room for photos of these five companies’ facilities.

Alfredlittle.com also alleges that Mr. Peiju Yan, the largest shareholder and legal representative of Hebei Daofu is a related party to SinoTech’s operating subsidiary, Tianjin New Highland (TNH). In October 2004, when TNH was founded, Mr. Yan had an approximately 0.2% equity ownership interest in TNH and he sold all of such equity interest to an unrelated party in October 2006. Mr. Yan has never held a managerial role at TNH. Accordingly, TNH and Hehi Daofu are not, nor have they even been, “related parties” as the term is defined under the rules of the United States Securities and Exchange Commission.

Legitimacy and quality of SinoTech’s technologies

Alfredlittle.com alleges the Company’s reported LHD revenues are questionable based on a 2009 market share claim by Maple Group. Comparing Maple Group’s 2009 market share claims with the Company’s reported LHD revenue, alfredlittle.com states that the Company’s revenue claims would imply China’s market size for LHD would be comparable to that of the global market two years ago. Jet-Drill Well Services LLC provides leading third generation technology, with clear market leadership in China and world. In the next few days, the Company will make market research report available to investors through its online data room.

Discrepancies between SinoTech’s SAIC financial reports and SEC financial reports

Alfredlittle.com alleges that the Company’s SAIC records confirm the Company’s business operations are negligible. The Company has recently reconciled its PRC tax filings on a consolidated basis with its financial statements reported in its SEC filings for fiscal year 2009 and has not found any inconsistency in any material respect. SAIC reports will state different sectors and regions according local SAIC system and requirements based on the Company’s tax statement. SinoTech’s SAIC filings are largely derived from its tax filings in the PRC.

Integrity of SinoTech’s board of directors

Alfredlittle.com alleges that the Company’s board of directors lacks independence and effective oversight of management.

Qingzeng Liu

Alfredlittle.com alleges that Sky China Petroleum Services (Sky China), for which Sinotech’s chairman, Qingzeng Liu, serves as CEO, competes with the Company. In fact, Sky China does not compete with the Company. Approximately 70% of Sky China’s revenue comes from operations related to transportation for oil related business, while the remaining 30% derives from oilfield equipment unrelated to LHD or MDF technologies.

As a newly listed company in the United States, SinoTech’s board composition is in compliance with the requirements of Sarbanes—Oxley Act Section 404. Currently, the board consists of two independent members Jing Liu and Heqing Yao non-independent members Qingzheng Liu, Guoqiang Xin, Boxun Zhang and Xiaoxuan Bi. The Company is in the process of appointing a third independent director before the anniversary of its IPO on November 1, 2011 as required by applicable rules.   The detailed bios of the two current independent directors of the Company are set forth below:

Jing Liu

Ms. Liu has more than 15 years of experience in financial management. From October 2007 to April 2009, Ms. Liu served as the Chief Financial Officer of Solarfun Power Holdings, a Nasdaq-listed company, where her overall financial responsibilities included US GAAP reporting, financial disclosures, investor communications, strategic planning, financing and liquidity management, internal control and Sarbanes-Oxley Act compliance. From January 2004 to September 2007, Ms. Liu served as Vice President—Finance in Thermo Fisher Scientific (China). In addition to her financial responsibilities, she was responsible for leading the establishment of the back-office share service center and was in charge of business restructuring and integration as well as several major business acquisitions in China. Earlier on in her career, Ms. Liu served in senior finance positions at DuPoint (China) and Swire Coca-Cola (Dongguan). Ms. Liu served as a member of the boards of all the Thermo Fisher subsidiaries within the Asia Pacific region (excluding Japan) during her service in the company. Ms. Liu received an associate degree in Economics from Beijing Nuclear Industrial Administration University in 1994 and a Master in Business Administration from Columbia Southern University in 2003.

Heqing Yao

Mr. Yao has over 30 years of experience in the oil and gas industry. From 1999, Mr. Yao served as the general manager of PetroChina Dagang Oilfield Company where he was primarily responsible for overseeing the operation of Dagang Oilfield. In 2005, Mr. Yao was elected to be the member of the Standing Committee of the Municipal People’s Congress of Tianjin, holding membership on the Financial Committee, and retired in 2008. From 1970 to 1986, Mr. Yao served in various positions as technician and head of the well repairing team at Dagang Oilfield. From 1986 to 1995, Mr. Yao served in various top executive positions as deputy chief and chief in the Dagang Oil Administration Bureau where he was responsible for overseeing the operation and management of the Bureau. Since 1995, Mr. Yao served as chairman and general manager of Dagang Oilfield Group Company where he was responsible for the daily operation of the company. Mr. Yao received his BA in Oil Recovery Engineering from Beijing Petroleum Institute in 1969.

About SinoTech Energy Limited

SinoTech Energy Limited (Nasdaq:CTE) (“SinoTech”) is a fast-growing provider of enhanced oil recovery (“EOR”) services in China. SinoTech provides innovative EOR services to major oil companies in China using leading edge technologies, including certain patented lateral hydraulic drilling (“LHD”) technologies, which the Company has an exclusive right to use in China, and a molecular deposition film technology, for which the Company holds a PRC patent. SinoTech also provides technical services to coalbed methane customers using the LHD technology.

For more information, please visit http://ir.sinotechenergy.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, SinoTech’s goals and strategies, its future business development, growth of its operations, financial condition and results of operations, its ability to introduce successful new services and attract new clients, growth of the EOR services market in China and worldwide, its beliefs regarding its strengths and strategies, changes in the oil services industry in China, including changes in the policies and regulations of the PRC government governing the oil services industry, its access to current or future financing arrangements, and fluctuations in general economic and business conditions in China, and other risks and uncertainties disclosed in SinoTech’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to SinoTech’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about SinoTech and the oil and gas industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties.

SinoTech undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

CONTACT:	Ms. Rebecca Guo
SinoTech Energy Limited, Beijing
+ 86-10-8712-5567
rebecca.guo@sinotechenergy.com

Brunswick Group LLP
Ms. Yue Yu
+86-10-6566-2256
sinotech@brunswickgroup.com